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                                                                      EXHIBIT 16

                        UNITED STATIONERS SEVERANCE PLAN
                        --------------------------------


          1. Statement of Policy: Effective Date. United Stationers Inc. ("USI") is contemplating entering into a transaction which would result in a Change in Control of USI. (Such transaction is hereinafter referred to as the "Change in Control".) The Board of Directors of USI believes that by adopting this Severance Plan ("Plan"), participating employees will be encouraged to maintain their current employment relationship with United Stationers Supply Co. (the "Company") through the date that the Change in Control is consummated and for a period of up to 180 days following the Change in Control, thereby promoting the Company's stability both before and after the Change in Control and enhancing USI's ability to consummate the transaction resulting in the Change in Control. This Plan shall become effective on the date the Change in Control occurs ("Change in Control Date").

          For purposes of this Agreement, "Change in Control" means a change in control resulting from an acquisition of USI, whether by amalgamation, consolidation, merger or acquisition of stock, pursuant to which any person or firm, or its or their affiliates (as defined in Rule 12b-2 under the Securities Exchange Act of 1934) becomes the owner of more than fifty percent (50%) of the outstanding stock of USI either in value or voting power.

          2. Participants. The individuals eligible to participate in this Plan ("Participants") are those employees of the Company listed in Annex 1. The list of Participants provided in Annex 1 may be amended by the Board at any time prior to the Change in Control Date. Only individuals that are included on the list provided in Annex 1 may become a Participant under this Plan.

          3. Amount of Severance Benefit. Any Participant who meets the conditions set forth in Section 4 of this Plan shall be entitled to receive an amount equal to 100% of the Participant's annual base salary in effect immediately prior to the Change in Control Date ("Severance Benefit"), payable monthly in 12 equal monthly installments ("Severance Payments") commencing within one month after the Participant's termination of employment with the Company.

          4. Conditions on Right to Severance Benefit. (A) To be entitled to the Severance Benefit under this Plan, the Participant:

     (i) must be employed by the Company on the Change in Control Date, and remain in a "Responsible Position" with the Company for a period of at least 180 days if so requested by the Company within 30 days after the Change in Control until the date requested by the Company; and
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     (ii) either:

          (a) the Participant must not have been requested to serve in a Responsible Position with the Company, or

          (b) the Participant's service in a Responsible Position has expired or been terminated for any reason other than a voluntary termination by the Participant or for cause (as defined in subsection (C) below) on or before the 180th day following the Change in Control; or

          (c) the Participant's employment has expired or been terminated more than 180 days but not more than one year after the Change in Control for any reason other than a voluntary termination by the Participant, or for cause (unless at the time of such termination the Company has another severance plan providing benefits for the Participant at least equal to those provided under this Plan); and

        (iii) must execute and deliver to the Company the Release and Agreement, in the form attached as Exhibit A ("Release and Agreement").

        (B) The term "Responsible Position" shall mean an employment, consulting or similar position with the Company after the Change in Control Date provided that:

          (i) the responsibilities of, and duties to be performed by the Participant are of a level commensurate with the qualifications of the Participant and with the Participant's responsibilities before the Change in Control;

         (ii) the Participant's base compensation is not less than the base compensation being received by the Participant immediately prior to the Change in Control;

        (iii) the Participant is not excluded from, or the Participant's Participation is not diminished in, any fringe benefits, or any pension, bonus, management incentive, special bonus, profit sharing or similar incentive, compensation or deferred compensation plans to the extent Participant participated in such plans immediately prior to the Change in Control, other than an exclusion from or diminution of participation in any such plans applicable to similarly situated employees generally;

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         (iv) the Responsible Position does not require a relocation of the
              Participant's present work location which would reasonably require a relocation of the Participant's home.

        (C) A Participant will have been deemed to have been terminated "for cause" if the Participant's employment is terminated by the Company, by reason of Participant's insubordination, theft, dishonesty, gross misconduct, excessive tardiness or absenteeism, physical assault of another employee, falsification of Company records or reports, damage or destruction of Company property, reporting to work under the influence of alcohol or drugs, activity competitive with Company or an affiliated entity, willful breach of Company policy, or commission of any act that is materially adverse to the interests of the Company or an affiliated entity.

        5. Timing of and Conditions for Payments. (A) Severance Payments payable to a Participant under this Plan will commence no later than the first day of the month following: (i) the date on which the Participant's employment with the Company is terminated and (ii) the expiration of the seven day rescission period following the execution and delivery by the Participant of the Release and Agreement.

        (B) The Company shall not be obligated to make any Severance Payment to any Participant after the Participant shall breach any of the covenants or undertakings pursuant to the Release and Agreement or shall otherwise act in a manner materially adverse to the interests of the Company or any affiliated entity, which would have entitled the Company to terminate the employment of the Participant for cause if the Participant were still employed; other than by the Participant's prosecution or defense or assistance in the prosecution or defense of any claim arising out of or in connection with the instruments relating to the Change in Control or taking such other action as may be required by law.

        (C) The Company shall comply with applicable tax withholding laws, if any, with respect to Severance Payments under this Plan and shall be entitled to do any act or thing to effectuate any such required compliance, including, without limitation withholding from amounts payable to a Participant.

        6. Claim for Severance Benefit. It is not necessary that a Participant apply for the Severance Benefit payable under this Plan. However, if a Participant wishes to file a claim for a Severance Benefit under this Plan, such claim must be in writing and filed with the Company. If a claim is denied, the Company, within ninety (90) days after it receives the claim, will furnish the claimant with written notice of its decision, setting forth the specific reasons for the denial, references to the Plan

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provisions on which the denial is based, additional information necessary to perfect the claim, if any, and a description of the procedure for review of the denial. If the Company determines that special circumstances require an extension of time for processing the claim, the Company may extend the time for processing the claim for an additional ninety (90) days by furnishing written notice of the extension to the claimant prior to the end of the initial 90-day period setting forth the special circumstances requiring the extension of time and the date by which a final decision is expected to be rendered. A claimant may request a review of the denial of a claim for benefits by filing a written application with the Company within sixty (60) days after the claimant receives notice of the denial. Such a claimant is entitled to review pertinent Plan documents and submit written issues and comments to the Company. The Company, within sixty (60) days after receiving a request for review, will furnish the claimant with written notice of the Company's decision, setting forth the specific reasons for the decision and references to the pertinent Plan provisions on which the decision is based. If special circumstances require an extension of time for processing a request for review, the decision shall be rendered as soon as possible, but not later than one hundred twenty (120) days after the receipt of the request for review.

        7. Not an Employment Contract. Nothing set forth in this Plan shall confer on any Participant or any employee or other individual any right to continue in the employ of the Company or interfere in any way with the right of the Company at any time to terminate or modify the terms and conditions of the employment or other relationship of any Participant.

        8. Administration. The Plan is administered by the Company. The Company, or whomever the Company shall in writing designate, is the named fiduciary of the Plan, within the meaning of the Employee Retirement Income Security Act of 1974, as amended. The Company, from time to time, may adopt such rules as may be necessary or desirable for the proper and efficient administration of the Plan. The Company shall have discretionary authority to determine eligibility for benefits and to construe the terms of the Plan. The Company's determinations regarding eligibility for benefits and construction of the terms of this Plan shall be binding on the Company and all employees, Participants and other individuals. The Company may also appoint such other individuals to act as the Company's representatives as the Company considers necessary or desirable for the effective administration of the Plan.

        9. Assignment. This Plan and all rights and benefits hereunder are personal to the Participant and neither the Plan nor any right or interest of the Participant herein, or arising hereunder, shall be voluntarily or involuntarily sold, transferred or assigned by the Participant. Any attempt by the

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Participant to assign, execute, attach, transfer, pledge, hypothecate or otherwise dispose of any such benefits or amounts or any rights or interests contrary to the foregoing provisions, or the levy or attachment or similar process thereupon, shall be null and void and of no effect and shall relieve the Company of all liabilities hereunder. The Plan shall be binding upon and inure to the benefit of the parties and their respective heirs, personal representatives, successors and permitted assigns.

        10. Payment to Others. Severance Payments payable to a Participant unable to execute a proper receipt for payment may be paid to a relative or other proper person selected by the Company, to use for the benefit of the Participant. Severance Payments payable to a deceased Participant shall be paid to the Participant's surviving spouse, or if no surviving spouse is living at the time any benefit remains to be paid, then the sum owing shall be paid to the executor or administrator of the former Participant's estate. In acting hereunder the Company may rely, and shall be protected in such reliance, upon any certificate, affidavit or other document or evidence deemed by the Company, or any individual acting for the Company, to be genuine and sufficient. To the extent permitted by law the payment to a person in accordance with this Section shall fully discharge the Company's obligation to make Severance Payments. The decision of the Company pursuant to this Section shall in each case be binding upon all persons in interest, and neither the Company nor any individual acting for the Company shall be under any duty to see to the proper application of such funds.

        11. Amendment or Termination. If this Plan becomes effective pursuant to Section 1, this Plan will terminate without further action immediately following the first anniversary of the Change in Control, and the Company shall not amend or terminate this Plan once it becomes effective pursuant to Section 1 on or before such first anniversary, if such amendment or termination would reduce or eliminate the Severance Benefits to which Participants may or have become entitled under the terms of this Plan. The automatic termination of this Plan shall not impair the Participant's right to any Severance Benefits to which Participants have become entitled prior to such termination, and all Severance Payments to be made with respect to such Severance Benefits shall be paid in accordance with Section 5 Timing of and Conditions for Payments as if this Plan were still in effect.

        12. No Right to Company Assets. Neither a Participant nor any other person shall acquire by reason of this Plan any right in or title to any assets, funds or property of the Company. Any and all Severance Payments which become payable hereunder shall be unfunded obligations of the Company and shall be paid from the general assets of the Company.

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        13.  Severability.  In the event any provision of this Plan shall be held to be illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if such illegal or invalid provisions had never been contained in this Plan.

        14. Controlling Laws. To the extent not preempted by the Employee Retirement Income Security Act of 1974, the laws of Illinois shall govern, control and determine all questions arising with respect to the Plan and the Release and Agreement and the interpretation and validity of their provisions.

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                                    ANNEX I
                                    -------

                        UNITED STATIONERS SEVERANCE PLAN

                                PARTICIPANT LIST



Employee Name                  Position
- -------------                  --------

James J. Conners          Vice President, Credit
Michael J. Cooke          Vice President, Taxes
James K. Fahey            Vice President, Merchandising
Stanley Feldman           Vice President, Southwest Region
Gregory Giorgio           Vice President, East Region
Wallace H. Gustafson      Vice President, Engineering
Mark C. Hampton           Vice President, Marketing
Arthur E. Hiatt           Vice President, West Region
Jeffrey G. Howard         Vice President, National Accounts
Randy C. Kravitz          Vice President, Universal Products
Linda Micallef            Vice President, Customer Service
Al Shaw                   Vice President, Midwest Region
Joseph R. Templet         Vice President, Southeast Region
Gordon Zdeblick           Vice President and General Manager,
                              United Brands

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                                                                       Exhibit A

                                     [DATE]

[NON CONTRACT OFFICER]
[STREET ADDRESS]
[CITY, STATE, ZIP CODE]

DEAR

This sets forth the severance benefit you are entitled to under the United Stationers Severance Plan as a result of your termination of employment on
_______________________________.

1. After you sign and return this Agreement to me, United Stationers Supply Co. ("Company") will pay you a severance benefit equal to ______________________ payable in 12 equal monthly installments commencing on the first day of the month following the expiration of the seven day rescission period in paragraph 8.

2. In return for the Company's providing the severance payment, you agree as follows:

          A. RELEASE. You WAIVE and RELEASE the Company, its parent and any related or affiliated entities, and any predecessor entities to such entities and each of their officers, directors, employees, shareholders, agents, successors and assigns (collectively, "Released Parties") from any claim, liability, cause of action, damage or charge you have or may have against any of them which is related to or arises out of anything occurring before you sign this Agreement, even those which you do not know about, or suspect that you may have. This includes, but is not limited to, anything related to your employment or your separation from employment, and extends to all possible claims, under federal, state or local law, including, without limitation, any claims under the Age Discrimination in Employment Act of 1967, Title VII of the Civil Rights Act of 1964, the Civil Rights Acts of 1966 and of 1991, the Employment Retirement Income Security Act of 1974, the Americans with Disabilities Act of 1990. (Of course, this Waiver and Release does not waive your right to receive the severance payment described in Paragraph 1 above, accrued vacation pay, or reimbursement for pending medical or workers compensation claims or travel expenses.)

          B. CONFIDENTIALITY. You agree that you will not, except with the Company's prior written consent, use or disclose any "Confidential Information", which shall

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          mean all information proprietary to the Company or any affiliate thereof, which is not generally known to others and was disclosed to you or developed by you while employed with the Company. This includes, but is not limited to, the following types of information about the Company:

                 (i) marketing programs and strategies;

                (ii) finances, commission, systems and pricing programs;

               (iii) the identity, needs, purchase and payment patterns,
                     special credit and/or pricing terms, and special relations with, customers;

                (iv) the identity, net prices and credit terms of, and special relations with suppliers;

                 (v) proprietary software and business records, and

                (vi) any other information or documents which you have been told or reasonably ought to know that any of the Released Parties regard as confidential.

          C. NON-COMPETITION. You agree that you will not, directly or indirectly, except with the Company's prior written consent, be employed by, consult with, act as an agent for, or own any interest in (other than a passive investment interest of not more than 1% of the stock of a publicly traded company), any "Competitor" (defined as any person or entity which engages or is preparing to engage in the sale and/or distribution of office products to resellers, whether as a wholesaler, buying group, cooperative or otherwise) to perform any function for which you had direct or supervisory responsibility during the two years immediately preceding your termination. "Competitor" shall not include persons or entities engaged primarily in the manufacture or retail sale of office products whether or not such manufacturer or retailer is a member of a buying group or cooperative.

3. The covenants in Paragraph 2B shall apply to items of Confidential Information for the lesser of three years or until the information becomes generally known to the public, other than by an unauthorized disclosure of the information by you. The covenants in Paragraph 2C shall apply for two years from the date of termination as specified herein. Nothing in Paragraph 2 shall prevent you from making such

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     disclosures as may be required by law or taking any action in connection with any claim arising under the Plan.

4. Should you violate any of the provisions of Paragraph 2, in addition to its other remedies, the Company will be released from any obligation to make the severance payment under Paragraph 1, and you shall repay any such severance payments previously made to you.

5. Should it be necessary for either party to sue to enforce any rights hereunder, the party that does not prevail shall pay the prevailing party's expenses, including attorneys' fees, in such litigation.

6. This Agreement takes the place of any oral or written promises, agreements or understandings between the Company and you about any of the subjects of this Agreement. This Agreement cannot be altered or amended except by written agreements signed by both you and an officer of the Company.

7.   This Agreement shall be governed by Illinois law.

8. You acknowledge that you have had ample opportunity consider all of the terms of this Agreement and to receive independent legal counsel; that you have read and understand the Agreement and its legal effect; that no promise or inducement was made to cause you to make this Agreement other than considerations contained in the United Stationers Officers Severance Plan; and that you sign this Agreement of your own free will based on your own decision. You also acknowledge that you have been given 45 days to consider the terms of this Agreement before signing it, and you understand that you may revoke it by providing me with written notice no later than seven days after you have signed it.

9. This Release and Waiver of claims is being sought in connection with your participation in the United Stationers Severance Plan. All staff officers of the Company as of the Change of Control are covered by the Plan. The eligibility factors and time limits applicable to the Plan are the employee must be employed as a staff officer of the Company as of the Change of Control; the employee must be willing to remain, upon the Company's request, in a responsible position for a period of up to one year after the Change of Control; the Employee must either have not been requested to serve in a Responsible Position or been terminated from such a position within a year of the Change of Control other than voluntarily or for cause; and the employee must have executed this Release. Exhibit I lists the job titles and ages of all individuals eligible

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     for the Plan.  There are no individuals in the same job classifications who are not eligible for the Plan.

Please consider all of the above very carefully, and contact me if you have any questions or comments. If you agree with the terms of this letter, please sign below and return the Agreement to me.

Sincerely,

UNITED STATIONERS SUPPLY CO.        Agreed to and signed this ____ day of
                                    _________________, 199_.

______________________________      _____________________________________
Vice President, Human Resources     Employee

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